

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

Jing Nealis
Chief Financial Officer
SES AI Corporation
35 Cabot Road
Woburn, MA 01801

      Re: SES AI Corporation
           Registration Statement on Form S-1
           Filed February 14, 2022
           File No. 333-262726

Dear Ms. Nealis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Fullem at (202) 551-8337 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Scott Levi